For further information please contact:
Bengt K[redacted] Business Area President, Compressor Technique
edia Relations Manager
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06011696

Atlas Copco portable compressors receive Red Dot product design award 2006

Stockholm, Sweden, March 13, 2006: Atlas Copco's range of HardHat™ portable compressors has been distinguished with the renowned red dot award for outstanding product design.

Since 1955, the Design Zentrum Nordrhein Westfalen in Germany, has been marking outstanding international product design with its famous "red dot". With over 2 000 submissions from 41 different countries this year, the 'red dot award: product design 2006' ranks among the largest design competitions worldwide. Red dot is a distinction that pays tribute to Atlas Copco's innovative drive, and to the high quality standards of the HardHat™ compressors.

"The innovative design of the HardHat™ portable compressors benefits customers with a lower cost of ownership and a higher resale value," says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique.

Atlas Copco's HardHat™ compressors provide a reliable source of compressed air to drive pneumatic tools such as chipping hammers and jackhammers. Produced in a UN-approved and recyclable material, the hard, corrosion-free housing is what gives the HardHat™ its lower cost of ownership and higher resale value. Furthermore, keeping an unblemished appearance in the harsh environments where portable compressors can be operated supports the modern image of the companies who use them.

To the editor: More information on Red dot can be found on www.red-dot.de.
For an image, see www.atlascopco.com/photo and enter HardHat in the search box.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53. Learn more on www.atlascopco.com.

Portable Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of portable oil-injected and oil-free air compressors, and portable and stationary gensets for prime or standby power to the construction and general industry. The division's products and services are offered under several brands. The division also serves customers in selected geographic markets and industry segments with temporary air and power rental solutions. More information is available on www.atlascopco.com.